SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2015

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 100-724, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a.

Summary of FY2014 Business Report

On March 31, 2015, Shinhan Financial Group (“SFG”) filed its FY2014 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2010 through 2014

•	Jan. 2010: Shinhan Data System became a direct subsidiary of SFG

•	Jun. 2010: CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010: CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010: Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010: KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank

•	Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary

•	Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

Principal Subsidiaries under Korean Law (as of December 31, 2014)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings.

Indirect subsidiaries held through direct subsidiaries (as of December 31, 2014)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited 1)	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%
Shinhan Card	LLP MFO Shinhan Card	100.0%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 2)	8.5%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st 3)	5.0%
	Shinhan Private Equity Fund 2nd 4)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 5)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 93.3% of Shinhan Khmer Bank Limited
2)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
4)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
5)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of December 31, 2014)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results

	(KRW billion)
	FY2014 (Jan. 1 ~ Dec. 31)	FY2013 (Jan. 1 ~ Dec. 31)	FY2012 (Jan. 1 ~ Dec. 31)
Operating income	2,654.8	2,632.0	3,175.9
Equity in income (loss) of associates	30.6	7.3	27.5
Non-Operating Income (loss)	182.2	37.3	25.1
Earnings before income tax	2,867.6	2,676.6	3,228.6
Income taxes	668.0	621.2	-738.2
Consolidated net income	2,199.6	2,055.3	2,490.3
Net income in majority interest	2,081.1	1,898.6	2,320.3
Net income in minority interest	118.5	156.8	170.0

Note) Some of the totals may not sum due to rounding.

(*1)	Financial Information for the years ended December 31, 2013 have been retroactively restated to reflect changes in accounting policies in accordance with reclassification of Hybrid bonds.
(*2)	Financial Information for the years ended December 31, 2012 have been retroactively restated to reflect changes in accounting policies in accordance with adoption of K-IFRS No.1110, ‘Consolidated Financial Statement’ and the amendments to K-IFRS No. 1019, ‘Employee Benefits’.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2014				FY2013				FY2012
		Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	186,086.1	57.21	3,449.5	1.85	176,825.5	56.58	3,914.2	2.21	170,937.0	56.64	4,636.9	2.71
	Borrowings	12,145.2	3.73	190.0	1.56	13,054.6	4.18	229.3	1.76	14,463.2	4.79	293.5	2.03
	Debentures	36,609.9	11.26	1,301.9	3.56	38,303.2	12.26	1,521.5	3.97	39,763.3	13.18	1,740.2	4.38
	Other Liabilities	60,397.7	18.57	—	—	55,163.5	17.65	—	—	48,721.5	16.14	—	—

	Total Liabilities	295,238.9	90.77	—	—	283,346.8	90.67	—	—	273,885.0	90.75	—	—

	Total Stockholder’s Equity	30,023.9	9.23	—	—	29,157.1	9.33	—	—	27,919.8	9.25	—	—

	Total Liabilities & SE	325,262.8	100.00	—	—	312,503.9	100.00	—	—	301,804.8	100.00	—	—

Use	Currency & Due from Banks	19,646.5	6.04	236.9	1.21	17,264.0	5.52	200.9	1.16	15,655.9	5.19	246.7	1.58
	Loans	212,237.2	65.25	9,722.5	4.58	203,254.8	65.04	10,173.5	5.01	196,161.4	65.00	11,309.1	5.77
	Loans in KRW	164,597.9	50.60	7,092.5	4.31	156,496.7	50.08	7,435.5	4.75	150,826.8	49.97	8,334.2	5.53
	Loans in Foreign Currency	11,598.8	3.57	403.0	3.47	10,506.0	3.36	394.6	3.76	10,335.9	3.42	439.1	4.25
	Credit Card Accounts	17,575.1	5.40	1,702.5	9.69	17,445.2	5.58	1,763.8	10.11	17,507.8	5.80	1,834.0	10.48
	Others	18,465.4	5.68	524.5	2.84	18,806.9	6.02	579.6	3.08	17,490.9	5.80	701.9	4.01
	AFS Financial Assets	26,801.5	8.24	814.8	3.04	29,620.6	9.48	979.2	3.31	28,996.9	9.61	1,111.9	3.83
	HTM Financial Assets	12,076.7	3.71	521.7	4.32	11,197.0	3.58	527.9	4.71	11,790.5	3.91	594.7	5.04
	Other Assets	54,500.9	16.76	—	—	51,167.5	16.37	—	—	49,200.1	16.30	—	—

	Total Assets	325,262.8	100.00	—	—	312,503.9	100.00	—	—	301,804.8	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

		(KRW billion)
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Aggregate Amount of Equity Capital (A)	25,938.0	25,605.8	25,075.7
Risk-Weighted Assets (B)	198,832.9	190,716.6	201,184.4
BIS Ratio (A/B)	13.05%	13.43%	12.46%

Note) Figs. from Dec. 31, 2013 based on Basel III, Figs. for Dec. 31, 2012 based on Basel I

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Shinhan Bank	BIS Capital Adequacy Ratio	15.43	16.29	15.83
Jeju Bank	BIS Capital Adequacy Ratio	14.33	15.95	15.89
Shinhan Card	Adjusted Equity Capital Ratio	29.64	30.41	27.43
Shinhan Investment Corp.	Net Capital Ratio	461.75	493.33	666.34
Shinhan Life Insurance	Risk Based Capital Ratio	228.47	253.06	287.70
Shinhan BNPP AM	Net Capital Ratio	512.03	599.75	583.21
Shinhan Capital	Adjusted Equity Capital Ratio	15.55	15.05	14.98
Shinhan Savings Bank	BIS Capital Adequacy Ratio	16.28	12.22	n/a

Notes:

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio from Dec. 31, 2013. whereas, Basel II FIRB was applied for Dec. 31, 2012.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio from Dec. 31, 2013. whereas, Basel II TSA was applied for Dec. 31, 2012.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 150%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

2) Liquidity

Won Liquidity Ratio

									(KRW billion, %)
Company	Dec. 31, 2014			Dec. 31, 2013			Dec. 31, 2012
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	76.1	41.4	183.9	578.3	263.0	219.9	189.1	93.4	202.6
Shinhan Bank	55,338.0	45,258.5	122.3	53,589.9	41,699.5	128.5	56,506.3	41,131.1	137.4
Shinhan Card	14,583.7	3,014.5	483.8	14,490.7	3,902.1	371.4	15,472.3	3,420.9	452.3
Shinhan Investment Corp.	17,500.5	11,305.5	154.8	10,613.7	7,833.6	135.5	9,358.8	6,725.4	139.2
Shinhan Life Insurance	1,302.2	472.6	275.6	1,174.2	419.6	279.8	969.1	377.2	256.9
Shinhan Capital	567.6	161.1	352.3	510.9	221.1	231.1	587.5	161.3	364.1
Jeju Bank	798.2	716.9	111.3	937.3	559.0	167.7	9,984.0	6,511.8	153.3
Shinhan Savings Bank	242.0	94.9	255.0	257.4	91.8	280.2	—	—	—

Notes:

•	Shinhan Financial Group, Shinhan Bank and Jeju Bank: Due within 1 month

•	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

•	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank: Due within 3 months

•	Shinhan Financial Group figures are separate basis

Foreign Currency (FC) Liquidity Ratio

									(USD thousand, %)
Company	Dec. 31, 2014			Dec. 31, 2013			Dec. 31, 2012
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	25,309,112	19,472,594	130.0	25,808,136	20,294,035	127.2	25,501,141	20,005,132	127.5
Shinhan Investment Corp.	1,195,694	871,535	137.2	451,293	390,614	115.5	450,807	417,150	108.1
Shinhan Capital	81,159	54,560	148.8	84,439	55,637	151.8	108,100	71,391	151.4
Jeju Bank	9,831	6,144	160.0	8,486	5,203	163.1	11,253	5,676	198.3

Notes:

•	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months

•	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

•	Shinhan Financial Group figures are separate basis

3) Asset Quality

SFG Consolidated Basis

			(KRW billion, %)
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Total Loans	226,503.2	207,680.2	203,155.4

Substandard & Below	2,595.3	2,609.1	2,718.9
Substandard & Below Ratio	1.15	1.26	1.34
Non-Performing Loans	2,031.7	1,990.2	2,173.3
NPL Ratio	0.90	0.96	1.07
Substandard & Below Coverage Ratio	168.88	162.96	169.55
Loan Loss Allowance 1)	4,383.0	4,251.7	4,609.9
Substandard & Below Loans	2,595.3	2,609.1	2,718.9

Note) Including reserve for credit losses.

Separate Basis

									(%)
	Dec. 31, 2014			Dec. 31, 2013			Dec. 31, 2012
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.03	0.78	154.16	1.16	0.90	149.22	1.08	0.87	171.32
Shinhan Card	1.69	1.21	295.10	1.53	1.00	314.75	2.14	1.64	248.83
Shinhan Investment Corp.	1.37	1.36	207.83	4.65	4.65	94.16	11.17	11.18	77.61
Shinhan Life Insurance	0.10	0.09	866.67	0.20	0.19	472.62	0.50	0.26	361.33
Shinhan Capital	2.87	4.08	96.34	2.23	1.88	111.21	2.98	1.91	95.84
Jeju Bank	2.04	1.84	80.09	1.53	1.49	102.47	1.49	1.47	100.62
Shinhan Savings Bank	12.15	10.27	32.80	18.55	13.64	31.92	—	—	—

Note) Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

SFG Consolidated Basis

			(KRW billion)
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	2,619.2	2,575.0	2,903.5
Allowance for acceptances and guarantees	107.2	93.0	77.8
Allowance for unused loan commitments	402.9	411.2	415.4
Other allowance	184.1	246.1	254.6

Total allowance	3,313.4	3,325.3	3,651.3

Write-offs	1,132.8	1,504.1	1,417.2

Shinhan Bank

			(KRW billion)
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	1,435.2	1,502.1	1,649.8
Allowance for acceptances and guarantees	132.8	111.5	112.8
Allowance for unused loan commitments	71.9	80.3	78.1
Other allowance	106.0	180.0	168.8

Total allowance	1,745.9	1,873.9	2,009.5

Write-offs	519.3	750.8	695.6

Shinhan Card

			(KRW billion)
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	753.0	673.5	777.4
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	316.2	318.6	328.5
Other allowance	50.0	52.7	46.7

Total allowance	1,119.2	1,044.8	1,152.6

Write-offs	532.8	647.5	511.6

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

			(KRW billion)
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Debt	6,859.4	7,450.2	7,546.0
Equity	20,235.1	19,974.5	19,666.9
Debt to Equity Ratio	33.90%	37.30%	38.37%

Twenty Largest Exposures by Borrower

						(KRW billion)
As of Dec. 31, 2014 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0	—	7,338	—	—	7,338
Bank of Korea	1,730	—	5,103	0	—	6,834
Korea Deposit Insurance Corporation	—	—	2,995	—	—	2,995
Korea Development Bank	15	24	2,805	—	—	2,845
Industrial Bank of Korea	535	—	1,702	—	—	2,237
Hyundai Heavy Industries Co., Ltd.	39	225	81	1,832	—	2,177
Korea Finance Corporation	—	—	1,764	—	—	1,764
Korea Land & Housing Corporation	0	—	1,474	—	—	1,474
Woori Bank	302	77	1,052	—	—	1,431
Samsung Heavy Industries Co., Ltd.	270	11	20	942	—	1,243
Hyundai Samho Heavy Industries Co., Ltd.	0	64	38	1,103	—	1,205
Korea Securities Finance Corporation	—	—	1,188	—	—	1,188
Kookmin Bank	280	—	690	—	—	970
Hyundai Steel	510	277	153	28	0	968
Nonghyup Bank	499	—	445	9	—	952
Hana Bank	115	10	820	—	—	945
KB Card	—	—	931	—	—	931
Korea Housing-Finance Corporation	0	—	884	—	—	884
KEPCO	2	—	827	16	—	844
Woori Card	—	—	791	—	—	791

Total	4,297	688	31,102	3,929	0	40,016

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

						(KRW billion)
As of Dec. 31, 2014 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Motors	1,372	1,280	1,836	364	0	4,852
Samsung	642	1,182	1,003	1,672	0	4,500
Hyundai Heavy Industries	154	491	148	3,671	0	4,465
SK	457	967	951	1,204	0	3,580
Lotte	348	828	1,340	398	0	2,914
LG	657	290	400	762	0	2,109
LS	185	353	163	602	—	1,303
POSCO	214	407	357	189	0	1,167
GS	238	387	177	261	0	1,062
Hyosung	248	500	5	134	0	887

Total	4,515	6,686	6,380	9,258	1	26,840

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

		(KRW billion)
As of Dec. 31, 2014 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	65,315	21.5%
Manufacturing	38,532	12.7%
Retail and wholesale	14,801	4.9%
Real Estate, leasing and service	20,944	6.9%
Construction	4,134	1.4%
Hotel and Restaurant	5,031	1.7%
Others	43,790	14.4%
Consumers	110,810	36.5%

Total	303,356	100.0%

Notes: Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

				(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Building of Steel Ships	195	164	101
B	Construction of Highways, Streets and Roads	149	149	54
C	Apartment Building Construction	172	140	118
D	Building of Steel Ships	96	94	8
E	Development and Subdividing of Residential Buildings	90	90	0
F	Building of Steel Ships	44	44	0
G	Renting of Non-Residential Buildings	32	32	1
H	Oceangoing Foreign Freight Transport	32	32	32
I	Development and Subdividing of Residential Buildings	30	30	21
J	Other Civil Engineering Construction	29	29	24
K	Building of Steel Ships	29	29	3
L	Manufacture of Other Insulated Wire and Cable	29	29	6
M	Manufacture of Other Paper and Paperboard	27	26	11
N	Apartment Building Construction	22	22	9
O	Building of Steel Ships	22	22	1
P	Manufacture of Sections for Ships	22	22	0
Q	Apartment Building Construction	20	20	18
R	Manufacture of Synthetic Resin and Other Plastic Materials	18	18	0
S	Construction of Highways, Streets and Roads	18	18	7
T	Manufacture of Other Basic Iron and Steel n. e. c.	20	18	14

Total		1,094	1,026	427

Notes:

•	Consolidated basis as of Dec. 31, 2014.

•	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	FY2014	FY2013	FY 2012
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2014	KPMG Samjong Accounting Corp.	500 (annualized basis)	Review/Audit of Financial Statements	6,564 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	845 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2014	182 hours

FY2013	KPMG Samjong Accounting Corp.	508	Review/Audit of Financial Statements	6,270 hours
	KPMG Samjong Accounting Corp.	140	K-IFRS Report Package Audit for Shinhan Savings Bank	1,511 hours
	KPMG Samjong Accounting Corp.	45	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2013	510 hours

FY2012	KPMG Samjong Accounting Corp.	498	Review/Audit of Financial Statements	6,380 hours
	KPMG Samjong Accounting Corp.	35	K-IFRS Report Package Audit for Shinhan Savings Bank	372 hours
	KPMG Samjong Accounting Corp.	70	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2012	690 hours

1)	Excluding value-added taxes.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,169 million(Excluding value-added taxes) for FY2014

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Mar. 31, 2015)
Name	Month and Year of Birth	Position	Service Term
Han Dongwoo	November. 1948

- Chairman of Shinhan Financial Group

- Board Steering Committee member

- Corporate Governance & CEO Recommendation Committee member

- Corporate Social Responsibility Committee member

- Outside Director Recommendation Committee member

6 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

8 outside directors were appointed as board of directors at the 14th Annual General Meeting of Shareholders on March 25, 2015, of which 5 directors renewed their terms and 3 directors newly appointed.

Our non-executive directors are as follows: Director

(As of Mar. 31, 2015)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Cho Yong-byoung	June. 1957	X	—	2 years starting from March 25, 2015

Namkoong Hoon	June. 1947	O

Chairman of Board of Directors

Board Steering Committee member

Risk Management Committee member

Corporate Governance & CEO Recommendation Committee member

Outside Director Recommendation Committee member

5 years starting from March 23, 2011

Ko Boo-in	December. 1941	O	Corporate Governance & CEO Recommendation Committee member	3 years starting from March 28, 2013

Kwon Taeeun	January. 1941	O	Audit Committee chair Corporate Governance & CEO Recommendation Committee member Outside Director Recommendation Committee member	5 years starting from March 23, 2011

Park Cheul	April. 1946	O	Risk Management Committee member Compensation Committee member Outside Director Recommendation Committee member	2 years starting from March 25, 2015

Kim Seok-won	April. 1947	O	Audit Committee member Compensation Committee member Corporate Social Responsibility Committee member	5 years starting from March 23, 2011

Lee Man-woo	November. 1954	O	Compensation Committee member Audit Committee member Corporate Social Responsibility Committee member	2 years starting from March 26, 2014

Lee Sang-kyung	September. 1945	O	Board Steering Committee member Audit Committee member Corporate Governance & CEO Recommendation Committee chair	4 years starting from March 29, 2012

Chung Jin	March. 1937	O	Board Steering Committee member Compensation Committee member	2 years starting from March 26, 2014

Yuki Hirakawa	October. 1960	O	Board Steering Committee member Corporate Social Responsibility Committee member Outside Director Recommendation Committee member	2 years starting from March 25, 2015

Philippe Avril	April. 1960	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar. 31, 2015)
Name	Month and Year of Birth	Position	In charge of
Kim Hyung-jin	August. 1958	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Global Business Strategy Team - Future Strategy Research Institute - Corporate Culture Development Team

Soh Jae-gwang	August. 1961	Deputy President	- Synergy Management Team - Information & Communication Technology Planning Team - Smart Finance Team - Audit Team

Lee Sin-gee	July. 1956	Deputy President	- Public Relations Team - CSR Team - Management Support Team

Lim Young-jin	November. 1960	Deputy President	- Wealth Management Planning Office

Lee Dong-hwan	September. 1959	Deputy President	- Corporate & Investment Banking Planning Office

Yim Bo-hyuk	March. 1961	Executive Vice President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team

Park Woo-gyun	March. 1959	Managing Director	- Compliance Team

Lim Byung-chul	January. 1964	Managing Director	- Future Strategy Research Institute

Jeon Young-kyo	August. 1962	Managing Director	- Finance Management Team

Choi Joon-hwan	September. 1963	Managing Director	- Information & Communication Technology Planning Team

Kim Im-geun	July. 1963	Managing Director	- Risk Management Team

Compensation to Directors

1)	Total Amount Approved at the Meeting of Shareholders

		(KRW millions)
	Total number of persons	Total amount approved at shareholders’ meeting	Notes
Directors (Outside directors)	12(10)	3,000	—

Note) Represents the aggregate amount for all directors (including Outside directors). Excludes long-term incentives.

2) Total Amount Paid as of December 31, 2014

				(KRW millions)
	Total number of Persons	Total Compensation	Average Compensation per person	Notes
Registered Directors	2	1,233	617	Excluding outside directors
Outside Directors	6	318	53	Excluding Audit committee members
Audit committee members or internal auditor	4	236	59

Total	12	1,788	149

Notes:

•	Represents the total number of applicable persons as of December 31, 2014.

•	Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is ￦500 million or greater. In 2014, Han Dongwoo, our Chairman and Chief Executive Officer, received ￦1,233 million which consisted of ￦801 million in salaries and wages and ￦432 million in bonus payments. He also currently holds 19,500 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during the period from 2014 to 2017.

Stock Options

				(As of Feb. 28, 2015)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	1,025,856	205,313	—	54,560
Granted in 2008	805,174	126,699	185,396	493,079	49,053

Total	7,862,847	6,036,714	1,122,309	703,824	—

Notes:

•	The weighted-average exercise price of outstanding exercisable options as of Feb. 28, 2015 is KRW 44,417

•	The closing price of our common stock was KRW 43,700 on Feb. 28, 2015.

Employees

				(As of December. 31, 2014)
Gender	Number of Employees	Average length of Service		Total Salaries and wages paid in 2014 (KRW million)	Average Payment per person (KRW million)
Male	124	2 yrs 10 mths (13 yrs 5 mths	)1)	14,300	115
Female	31	4 yrs 4 mths (7 yrs 9 mths	)1)	2,213	71

Total	155	3 yrs 1 mths (12 yrs 3 mths	)1)	16,512	107

1)	Average length of service including service within group subsidiaries

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Dec. 31, 2014

Name	No. of Common Shares owned	Ownership%
National Pension Service2)	42,133,294	8.89%
BNP Paribas	25,356,276	5.35%

1)	Shareholders who own beneficial ownership of 5% or more (common share basis).
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Dec. 31, 2014.

Share ownership of Employee Stock Ownership Association

			(Number of shares, %)
Beginning Balance (Jan. 1, 2014)	Increase	Decrease	Ending Balance (Dec. 31, 2014)	Ownership%1) (Dec. 31, 2014)
19,332,502	2,547,201	2,535,567	19,344,136	4.08%

1)	Common share basis.

Common Share Traded on the Korea Exchange

								(KRW, number of shares)
		Jul.2014	Aug.2014	Sep.2014	Oct.2014	Nov.2014	Dec.2014	Jan.2015	Feb.2015
Price per share	High	51,400	52,500	53,400	51,500	50,400	49,450	46,650	45,700
	Low	45,050	49,600	48,600	46,650	47,900	44,450	42,500	41,250
	Avg.	46,946	51,265	51,450	48,312	49,275	47,869	44,333	43,353
Trading Volume		22,024,157	18,969,092	15,330,315	18,282,710	14,306,227	16,132,270	17,355,213	16,909,232
Highest Daily Trading Volume		2,323,992	1,719,788	1,274,251	2,125,736	1,377,262	1,259,931	1,473,811	2,234,154
Lowest Daily Trading Volume		402,572	378,945	299,495	449,310	272,065	430,427	303,159	308,039

American Depositary Receipts traded on the New York Stock Exchange

							(USD, number of shares)
		Jul.2014	Aug.2014	Sep.2014	Oct.2014	Nov.2014	Dec.2014	Jan.2015	Feb.2015
Price per share	High	50.08	51.71	52.44	48.83	46.69	44.39	42.83	42.00
	Low	43.98	48.80	45.46	43.83	43.36	40.00	38.50	37.57
	Avg.	46.08	50.29	49.67	45.27	44.81	43.06	40.41	39.30
Trading Volume		1,148,662	936,199	816,760	1,515,371	684,400	1,349,500	1,460,121	1,071,781
Highest Daily Trading Volume		206,681	183,381	72,945	238,875	80,200	154,100	195,186	104,104
Lowest Daily Trading Volume		17,973	14,103	19,966	25,052	17,300	17,900	38,471	31,811

Note) 1 ADR = 1 Common Shares

6. Related Party Transactions

Loans to Subsidiaries

							(KRW billion)
Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2014)	Decrease	Increase	Ending Balance (Dec. 31, 2014)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	—	—	100.0
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150.0	—	—	150.0
Shinhan Capital	Loans in KRW	2011-01-28	2014-01-28	4.53%	50.0	50.0	—	—
	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	50.0	—	—	50.0
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80.0	—	—	80.0
	Loans in KRW	2014-01-27	2019-01-27	3.60%	—	—	50.0	50.0
Shinhan Private Equity	Loans in KRW	2013-08-09	2014-08-08	2.81%	2.5	2.5	—	—
	Loans in KRW	2013-11-27	2014-11-26	3.01%	5.0	5.0	—	—
	Loans in KRW	2014-08-08	2015-08-07	2.81%	—	—	2.5	2.5
	Loans in KRW	2014-11-26	2015-11-25	2.42%	—	—	5.0	5.0

Total					1,337.5	57.5	57.5	1,337.5

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on March 10, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Yim Bo-hyuk

Name:	Yim Bo-hyuk

Title:	Chief Financial Officer

Date: March 31, 2015